August 9, 2016
Evolent Health, Inc.
Registration Statement on Form S-3
Filed July 28, 2016
File No. 333-212709

Dear Ms. Hunter:

We refer to the letter dated August 8, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Evolent Health, Inc., a Delaware corporation (the “Company”), setting forth the comment of the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-212709, filed on July 28, 2016 (the “Registration Statement”).  Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

General

1.	It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the amounts being registered, as compared to that outstanding, please tell us whether the selling shareholders are considered affiliates and provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

In response to the Staff’s comment, for the reasons described below, the Company respectfully submits that in accordance with the interpretive guidance provided by the Staff in Section 612.09 of the Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act Rules, the proposed transactions are appropriately characterized as secondary offerings eligible to be made pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Background

Evolent Health, Inc. was incorporated as a Delaware corporation on December 12, 2014, for the purpose of pursuing the Company’s initial public offering (the “IPO”).  Historically, the Company’s business was operated through Evolent Health LLC and its predecessor.  Immediately prior to the completion of the IPO in June 2015, the Company underwent a reorganization (the “Offering Reorganization”) pursuant to which it amended and restated its certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock”).  Also pursuant to the Offering Reorganization, Evolent Health, Inc. merged with Evolent Health Holdings, Inc. and an affiliate of TPG Global, LLC.  In accordance with the terms of the mergers, (i) each of the then-existing stockholders of Evolent Health Holdings, Inc., including UPMC, The Advisory Board Company (“The Advisory Board”), and affiliates of TPG Global, LLC, as well as certain other entities, existing customers and employees, received a certain number of shares of Class A Common Stock in exchange for each share of common stock it held in Evolent Health Holdings, Inc. and (ii) an affiliate of TPG Global, LLC received a certain number of shares of Class A Common Stock in exchange for 100% of the equity that it held in its affiliate that was merged with Evolent Health, Inc.  In addition, pursuant to the Offering Reorganization the Company issued shares of Class B Common Stock and Class B common units of Evolent Health LLC (the “Class B Common Units”) to an affiliate of TPG Global, LLC (together with the affiliates of TPG Global, LLC that received Class A Common Stock, the “TPG Funds”), The Advisory Board and Ptolemy Capital, LLC (“Ptolemy”), each of which was a member of Evolent Health LLC, the Company’s operating subsidiary, prior to the Offering Reorganization.  Shares of Class B Common Stock vote together with shares of Class A Common Stock as a single class, except as otherwise required by law or pursuant to the Company’s amended and restated certificate of incorporation or amended and restated by-laws.  Each Class B common unit of Evolent Health LLC (the “Class B Common Units”), can be exchanged (together with a corresponding number of shares of Class B Common Stock) for one share of Class A Common Stock pursuant to an exchange agreement and is otherwise non-transferable.

In connection with the Offering Reorganization, the Company entered into a registration rights agreement with the TPG Funds, UPMC, The Advisory Board and Ptolemy (Ptolemy, the TPG Funds, UPMC and The Advisory Board together, the “Investors”) to register for sale under the Securities Act shares of Class A Common Stock, including those delivered in exchange for Class B Common Units and shares of Class B Common Stock in the circumstances described above.  Subject to certain conditions and limitations, this agreement provides the Investors with certain registration rights with respect to an aggregate of 41,043,440 shares of Class A Common Stock, including such shares reserved for potential exchange for Class B Common Units and shares of Class B Common Stock (the “Registration Rights Agreement”).  The shares being registered in the Registration Statement comprise shares covered by the Registration Rights Agreement (the “Investor Shares”) as well as shares held by executive officers of the Company (the “Management Shares”) as follows:

Stockholder	Shares of Class A Common Stock	Shares of Class A Common Stock issuable upon exchange of an equal number of Class B Common Units and shares of Class B Common Stock, on a one-for-one basis
TPG Funds	2,384,636	11,289,668
UPMC	14,726,172	-
The Advisory Board	6,382,408	5,208,688
Ptolemy	25,628	1,026,240
Management Stockholders[1]	2,985,149	-
Total	26,503,993	17,524,596

We refer to the Management Stockholders, together with the Investors, as the “Selling Stockholders”.
Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities to be offered or sold “by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by selling stockholders in a secondary offering.

In C&DI 612.09, the Staff highlighted the importance of the characterization of an offering as a primary or secondary offering and identified six factors to be considered when evaluating whether “selling shareholders are actually underwriters selling on behalf of an issuer”.  Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company has reviewed the six factors set forth in C&DI 612.09.  An analysis of each of the six factors is set forth below.

1 The “Management Stockholders” are the Company’s executive officers as listed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

1)            How long the Selling Stockholders have held their shares.

In the case of the Investor Shares, the Investors acquired the shares of Class A Common Stock included in the Registration Statement in connection with the Company’s IPO and the related Offering Reorganization.  More specifically, the Investors made initial investments in securities of the predecessor of the Company and/or in Evolent Health LLC on August 31, 2011, September 23, 2013 and/or April 26, 2015 that, through the transactions comprising the Offering Reorganization, were converted into or exchanged for the shares of Class A Common Stock, Class B Common Stock and Class B Common Units currently held by the Investors.

The Company was founded in 2011 by members of the management team, UPMC and The Advisory Board to enable healthcare providers to pursue a value-based business model.  The TPG Funds provided additional capital in 2013 to enable the Company to pursue its strategy.  The length of time that the Investors have held equity exposure to the Company and the strategy determined at the Company’s formation demonstrate that the Investors acquired such shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

In the case of the Management Shares, the Management Stockholders originally acquired the shares of Class A Common Stock included in the Registration Statement through grants of restricted stock awards in respect of the Company’s Class A Common Stock or grants of options to acquire shares of the Company’s Class A Common Stock under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”) made on October 26, 2011, February 13, 2012, April 23, 2012, September 10, 2012, April 1, 2014, October 22, 2014 and January 1, 2015.  The 2011 Plan was assumed by the Company in connection with the IPO and the related Offering Reorganization.  These grants were part of the Company’s executive compensation program and the Management Stockholders did not acquire them as underwriters with an intent to distribute them.

2)            The circumstances under which the Selling Stockholders received the shares.

The circumstances under which the Selling Stockholders received the shares are described above in the analysis under the heading “How long the Selling Stockholders have held their shares”.  The Company believes that the facts surrounding issuance of the Investor Shares or the Management Shares do not support a conclusion that the Investors or the Management Stockholders were acquiring the shares for the purposes of distributing them on behalf of the Company.

3)            The Selling Stockholders’ relationship to the issuer.

The Company does not have an underwriting relationship with any of the Selling Stockholders.  The Company was founded in 2011 by members of the management team, together with UPMC and The Advisory Board (who became shareholders at founding).  The TPG Entities and Ptolemy became investors in the predecessor of the Company and/or Evolent Health LLC on September 23, 2013 and April 29, 2015, respectively.

In connection with the Company’s IPO and Offering Reorganization, the Company entered into several agreements to define and regulate the governance and control relationships among the Company, Evolent Health LLC and the Investors.  These agreements include the third amended and restated operating agreement of Evolent Health LLC, the amended and restated certificate of incorporation of the Company, the amended and restated by-laws of the Company, an exchange agreement, a tax receivables agreement, the Registration Rights Agreement and a stockholders agreement.  Each of these agreements are described in the Registration Statement under the heading “Certain Contractual Arrangements with Stockholders”, and additional relationships between the Company and certain Investors are described under the heading “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2016.

Under the stockholders agreement, the TPG Funds, UPMC and The Advisory Board are entitled to nominate a majority of the members of the Company’s board of directors.  Specifically, for so long as each of the TPG Funds, UPMC and The Advisory Board owns at least 40% of the shares of common stock held by it following the completion of the Company’s IPO, such stockholder will be entitled to nominate two directors to serve on the board of directors.  When such stockholder owns less than 40% but at least 5% of the shares of common stock held by it following the completion of the Company’s IPO, such stockholder will be entitled to nominate one director.  The TPG Funds, UPMC and The Advisory Board have agreed in the stockholders agreement to vote for each other’s board nominees.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreement.  The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when the Investors determine to sell any portion of their investments.  The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering.  From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company.  The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

The Company considers the TPG Funds, UPMC and The Advisory Board to be affiliates for purposes of Rule 405 of the Securities Act.  The Company does not consider Ptolemy to be an affiliate under Rule 405 of the Securities Act. The Company considers the Management Stockholders, who comprise the Company’s executive officers, to be affiliates for purposes of Rule 405 of the Securities Act.  The Company does not view the relationships of the Selling Stockholders to the Company to support a conclusion that any offering of shares of the Company’s Class A Common Stock pursuant to the Registration Statement would be conducted by or on behalf of the Company.

4)            The amount of shares to be sold by the Selling Shareholders.

As of August 5, 2016, the Company had 42,685,401 shares of Class A Common Stock outstanding and 17,524,596 shares of Class B Common Stock outstanding.  The Company seeks to register an aggregate of 44,028,589 shares of Class A Common Stock on behalf of the Selling Stockholders pursuant to the Registration Statement.  This number represents (i) 41,043,440 shares of Class A Common Stock registered on behalf of the Investors, which includes 17,524,596 shares of Class A Common Stock issuable upon exchange of an equivalent number of Class B Common Units (together with an equal number of shares of Class B Common Stock) pursuant to their contractual rights under an exchange agreement and (ii) 2,985,149 shares of Class A Common Stock registered on behalf of Management Sellers.

Although the number of shares registered on behalf of the Selling Stockholders is relatively high compared to the Company’s outstanding share capital, the Company notes that the Registration Statement is registering the shares on a long-term basis primarily to create liquidity for such shares.  However, the proposed registration does not necessarily mean that the Selling Stockholders will sell all of the Class A Common Stock registered thereby.  The Company is proposing to register the Investor Shares on the Registration Statement pursuant to its contractual obligations under the Registration Rights Agreement, and the registration statement covers 100% of the shares of Class A Common Stock in respect of which the Investors hold registration rights.

In addressing the number of shares being registered, the Company further submits that C&DI 216.14, regarding the use of Form S-3 to conduct a secondary offering, provides: “Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”  The position articulated in this C&DI supports the Company’s view that the affiliate Selling Stockholders can effect valid secondary offerings unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer.  The Company does not believe any of those facts exist here.

5)            Whether the Selling Stockholders are in the business of underwriting securities.

The Company understands that none of the Selling Stockholders are in the business of underwriting securities, nor are they registered broker-dealers.  The Advisory Board Company is a provider of insight-driven performance improvement software and solutions to the health care and education industries.  UPMC is a non-profit healthcare provider and insurer.  The TPG Funds are private investment vehicles and have advised the Company that, while certain of their affiliates are broker-dealers, none of the TPG Funds is in the business of underwriting securities or are registered broker-dealers.  Ptolemy is a private investment vehicle and, to the Company’s knowledge, is not in the business of underwriting securities and is not a registered broker-dealer.  The Management Selling Stockholders comprise the executive officers of the Company.

The Company believes that none of the features commonly associated with acting as an underwriter are present.

6)            Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that any Selling Stockholder is acting as a conduit for the Company.  The Investors and the Management Stockholders have been exposed to the long-term market risk of their equity investments in the Company.  In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

None of the Selling Stockholders will receive a commission or other remuneration from the Company if and when shares are sold.  The Selling Stockholders will pay any broker-dealer fees or underwriting discounts or commissions directly to broker-dealers or underwriters, as applicable.  The Company will not receive any of the proceeds from the sale of shares by any Selling Stockholder pursuant to the Registration Statement.  Therefore, the investments in the Company by the Investors should not be characterized as the Company indirectly selling shares into the market to raise capital.  The Management Shares granted and awarded under the 2011 Plan were granted or awarded to the Management Sellers as compensation, not as indirect sales by the Company into the market to raise capital.  These facts support the conclusion that the Selling Stockholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Conclusion

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resales by the Selling Stockholders as contemplated by the registration statement should appropriately be characterized as secondary offerings that are eligible to be made under Rule 415(a)(1)(i).

Please contact me at (212) 474-1131 with any questions regarding the above response.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Sandra B. Hunter
Staff Attorney
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Encl.

Copy w/encl. to:

Bryan Hough
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia  22203

BY EDGAR; FED EX